Exhibit 99.9

NiCE and Kristen Bell Ignite Global Campaign to Create a NiCE World Where
Experiences Are Effortless, Intelligent and Designed to Delight

 In the campaign, Bell is recognized as the “Nicest Person in the World,” helping to create AI-powered experiences that are smart, secure and genuinely human across service, safety and financial integrity

Hoboken, N.J., June 17, 2025 – NiCE (Nasdaq: NICE) today unveiled its newest global campaign starring award-winning actress, producer, and entrepreneur Kristen Bell, celebrating what it means to be truly “nice” in a world driven by AI. Representing a bold new vision, NiCE empowers brands to deliver AI-powered experiences that are proactive, human-centered and intuitive – whether connecting with customers, protecting communities or combatting financial crime.  For more information, click here.

The campaign shines a spotlight on how NiCE is creating a “NiCE world,” where AI works on behalf of people, making experiences across industries more effortless for individuals, efficient for organizations, and empowering for professionals.

As part of this brand-defining campaign, Bell is honored as the “Nicest Person in the World,” bringing to life NiCE’s AI-powered platforms through a lens of kindness, intelligence, and seamless design.

“Kristen brings a brilliant blend of warmth, relatability, and sincerity that aligns perfectly with our vision for AI that feels human,” said Scott Russell, CEO, NiCE. “In today’s world, it’s about trust, safety, and intelligent engagement. Our platforms make that possible by delivering experiences that are proactive, predictive, and profoundly connected. And who better to help us deliver AI that’s smart and genuinely nice than Kristen Bell?”

Blending humor and heart, the campaign explores the idea of teaching AI to be more human with Kristen as the ultimate role model. A four-part video series highlights how NiCE solves problems before they happen and responds with empathy, context, and confidence.

The campaign highlights the key pillars of powering a NiCE world:

•	AI that predicts what people need before they ask, by design, not by chance
•	Instant, intelligent resolution across every channel or workflow
•	End-to-end journeys that are seamless, not siloed

“I was really drawn to NiCE’s concept of making AI more authentic,” said Kristen Bell. “People feel the most seen when messages are wrapped in kindness. That goes for human-to-human communication in addition to technology. That’s the kind of world I value and want to help foster.”

This campaign builds on NiCE’s reimagined brand, championing a future where AI isn’t just intelligent – it's connected, intuitive and working behind the scenes to make life better. In a NiCE world, problems are anticipated, not just solved. Context travels with every interaction. And professionals are empowered with AI that works the way people do.

“With Kristen’s help, we’re showing that great AI isn’t cold or robotic,” added Russell. “We are creating a NiCE world where experiences are warm, smart, and effortlessly helpful, just like Kristen.”

Learn more about the NiCE world here.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Russell, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.